FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Director, Persons Discharging Managerial Responsibility (PDMRs) and their Connected Persons on 13 May 2013:-

Sir Andrew Witty
GSK Share Option Plan

Exercise of option over 2,362 Ordinary shares, granted on 15 December 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.70 per share, and sale of 1,791 Ordinary shares at a price of £16.806 per share to cover the costs of exercise.

Exercise of option over 133,638 Ordinary shares, granted on 15 December 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.70 per share, and sale of 116,660 Ordinary shares at a price of £16.806 per share to cover the costs of exercise.

Sir Andrew has chosen to retain the balance of 17,549 Ordinary shares arising from this exercise of these options.

GSK Deferred Annual Bonus Plan

Exercise of a nil priced option over 28,429 shares and 8,529 shares granted on 22 February 2010, both of which vested on 1 March 2013 under the GlaxoSmithKline Deferred Annual Bonus Plan. GlaxoSmithKline delivered the net of tax value in shares being 19,587.

Following these transactions the requirement for Sir Andrew Witty to hold shares to the value of 4 times his salary has been achieved by 230%.

Mr S M Bicknell
Exercise of option over 30,000 Ordinary shares, granted on 28 October 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.68 per share, and sale of 30,000 Ordinary shares at a price of £16.870 per share.

Mr D S Redfern
Exercise of option over 45,000 Ordinary shares, granted on 28 October 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.68 per share, and sale of 45,000 Ordinary shares at a price of £16.890 per share.

Exercise of option over 20,180 Ordinary shares, granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of £11.23 per share, and sale of 20,180 Ordinary shares at a price of £16.891 per share.

Ms C Thomas
Exercise of option over 45,000 Ordinary shares, granted on 28 October 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.68 per share, and sale of 45,000 Ordinary shares at a price of £16.879 per share.

Exercise of option over 20,180 Ordinary shares, granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of £11.23 per share, and sale of 20,180 Ordinary shares at a price of £16.888 per share.

Dr P J T Vallance
Exercise of option over 2,009 Ordinary shares, granted on 28 July 2006 under the GlaxoSmithKline Share Option Plan at a price of £14.93 per share, and sale of 2,009 Ordinary shares at a price of £16.840 per share.

Exercise of option over 60,871 Ordinary shares granted on 28 July 2006 under the GlaxoSmithKline Share Option Plan at a price of £14.93 per share, and sale of 60,871 Ordinary shares at a price of £16.806 per share.

Exercise of option over 94,320 Ordinary shares granted on 20 February 2007 under the GlaxoSmithKline Share Option Plan at a price of £14.88 per share, and sale of 94,320 Ordinary shares at a price of £16.770 per share.

Exercise of option over 94,320 Ordinary shares, granted on 19 February 2008 under the GlaxoSmithKline Share Option Plan at a price of £11.47 per share, and sale of 94,320 Ordinary shares at a price of £16.803 per share.

Exercise of option over 94,320 Ordinary shares, granted on 17 February 2009 under the GlaxoSmithKline Share Option Plan at a price of £11.77 per share, and sale of 94,320 Ordinary shares at a price of £16.809 per share.

Exercise of option over 94,320 Ordinary shares, granted on 22 February 2010 under the GlaxoSmithKline Share Option Plan at a price of £12.035 per share, and sale of 94,320 Ordinary shares at a price of £16.822 per share.

Mrs V A Whyte
Exercise of option over 7,800 Ordinary shares, granted on 28 October 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.68 per share, and sale of 7,800 Ordinary shares at a price of £16.885 per share.

The Company and the above-mentioned Director and PDMRs were advised of these transactions on 14 May 2013.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

14 May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 14,  2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc